UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 22, 2021 –Sociedad Química y Minera de Chile S.A. (the “Company”) (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced Friday, March 19, 2021, a rights offer (the “ADS Rights Offer”) in which holders of American Depositary Shares (“ADSs”), each representing one (1) share of Series B common stock of the Company (the “Series B ADSs”), as of 5:00 p.m. (New York City time) on March 30, 2021 (the “ADS Record Date”) will receive rights (the “Preemptive ADS Rights”) to subscribe for newly issued Series B shares to be represented by new Series B ADSs (the “New Series B ADSs”). The Preemptive ADS Rights will be listed for trading on the New York Stock Exchange and will be transferable. The Preemptive ADS Rights are being issued in connection with a rights offer (the “Share Rights Offer” and, together with the ADS Rights Offer, the “Rights Offer”) by the Company to holders of Series B common stock of the Company as of March 20, 2021 of transferable rights (the “Preemptive Share Rights”) to purchase new shares of Series B common stock of the Company (“New Series B Common Stock”). The books of The Bank of New York Mellon, as ADS depositary (the “ADS Depositary”), will be closed for issuances and cancellations of Series B ADSs beginning at the close of business on March 19, 2021 and ending at the open of business on the trading day following the ADS Record Date.

The details of the ADS Rights Offer are as follows:

ADS Rights Distribution Ratio: 0.186430 Preemptive ADS Rights for every one (1) Series B ADS held on the ADS Record Date. Each Preemptive ADS Right will allow the holder thereof (the “ADS Rights Holder”) to subscribe for one New Series B ADS. Each New Series B ADS will represent one (1) share of Series B common stock. Fractional Preemptive ADS Rights will not be issued, and fractional entitlements will be reduced to the next smaller whole number of Preemptive ADS Rights, without compensation.

ADS Subscription Payment: To validly subscribe for New Series B ADSs, ADS Rights Holders will need to deposit with The Bank of New York Mellon, as ADS rights agent (the “ADS Rights Agent”) an amount in U.S. dollars to be announced on or about March 25, 2021 (the “New Series B ADS Deposit Amount”) for each New Series B ADS subscribed for or requested. The New Series B ADS Deposit Amount will be equal to the subscription price for the New Series B ADSs (which will be the same as the subscription price for the underlying Preemptive Share Right, with both denominated in U.S. dollars), plus the ADS Depositary’s issuance fee of US$0.05 per New Series B ADS. The subscription price for the New Series B ADSs, and the New Series B ADS Deposit Amount will be announced on or about March 25, 2021.

•	ADS Record Date: 5:00 p.m. (New York City time) on March 30, 2021

•	ADS Rights CUSIP: 833636111

•	The Preemptive ADS Rights exercise period is from March 31, 2021 until 5:00 p.m. (New York City time) on April 19, 2021.

•	Preemptive ADS Rights expiration date is 5:00 p.m. (New York time) on April 19, 2021.

•	The Preemptive ADS Rights are transferable.

•	Oversubscription Rights: Not Applicable.

•	Guarantee Period: Not applicable.

•	The exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.

•	Unexercised Preemptive ADS Rights: BNYM will attempt to sell any unsubscribed Preemptive Share Rights in the Chilean market and distribute the proceeds, if any, after conversion from Chilean pesos to U.S. dollars and deduction of all applicable fees and withholding taxes, to the holders of Preemptive ADS Rights that do not subscribe in the ADS Rights Offer and have not sold their Preemptive ADS Rights.

•	Mail Date for Preemptive ADS Rights materials: on or about March 31, 2021.

Information Agent: Georgeson LLC.: at 1 888-505-6583. (Stockholders from the U.S. and Canada Call Toll Free) and +1 781-575-2137.

A form letter with subscription instructions for registered holders of Preemptive ADS Rights (the “Registered Holders”) will be mailed to Registered ADS Holders as soon as practicable on or after the ADS Rights Record Date and is also available by contacting the Information Agent.

The ADS Rights Offer will be made to holders of securities only by means of a prospectus. A copy of the prospectus, when available, may be obtained from the Information Agent or by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml. A registration statement on Form F-3 relating to the proposed sale of New Series B Shares in the anticipated ADS Rights Offer (the “Registration Statement”) will be filed with the U.S. Securities and Exchange Commission. The New Series B Common Stock and New Series B ADSs may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement has been filed and becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 22, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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